UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Application for a 45-day extension of the filing deadline of the 20-F.

China Natural Resources, Inc. (the “Company”) is filing this Current Report on Form 6-K as a condition to seeking relief provided by the Securities and Exchange Commission (SEC) Order under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act, as set forth in SEC Release No. 34-88318 (the “Order”).  By filing this Current Report on Form 6-K, the Company is relying on the Order to receive an additional 45 days to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “20-F”).  The 20-F would have been due on April 30, 2020.  With this extension the Company expects to file the 20-F on or before June 14, 2020.

The Company conducts its business operations mainly in Inner Mongolia Autonomous Region, the People’s Republic of China (the “PRC”).  In accordance with the epidemic control measures imposed by the local governments since February 2020 after the outbreak of novel coronavirus (“COVID-19”), the Company remained closed until partially re-opened in mid-March. Moreover, the Company’s personnel responsible for assisting the Company in the preparation of its 20-F have been unable to return to work until the beginning of April, because they were quarantined in Hubei Province, the critical epicenter of the COVID-19 outbreak. Furthermore, before the affected employees could return to work at the Company’s office in Shenzhen, they are required to undergo an additional 14 days of quarantine according to local control measures.  As a result, the above consequences arising from the COVID-19 pandemic have adversely affected the efficiency and the overall timeline of the Company’s preparation of the 20-F to be filed with the SEC.

Risk Factors

The COVID-19 is currently impacting countries, communities, supply chains and markets globally.  The outbreak of COVID-19 in China results in increased travel restrictions, border control, and shutdown of businesses, which may cause slower recovery of the China economy.  We may experience impact from quarantines and market downturns related to pandemic fears and impact on our workforce if the virus continues to spread.  COVID-19 affects our workforce and supplier’s workforce, and as a result we are experiencing a slow resumption of operations and may experience delays or the inability to deliver goods on a timely basis.  In addition, one or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak.  The extent to which the COVID-19 impacts our results are highly uncertain and will include emerging information concerning the severity of the COVID-19 and the actions taken by governments at various levels and private businesses to attempt to contain the virus.  Wider-spread COVID-19 in China and globally could prolong the deterioration in economic conditions and could cause decreases in demand and reduce and/or negatively impact our ability to grow our revenues.  Any decreased collectability of accounts receivable, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.  Although the Company is taking measures to mitigate the effect as much as possible there is no assurance that the steps will be sufficient.  In most respects it is too early in the pandemic to be able to quantify all the ramifications.

Exhibits

15.1

Press Release dated April 29, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: April 29, 2020	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
15.1	Press Release dated April 29, 2020.

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